EXHIBIT 99.41

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release March 6, 2002 Symbol: ORZ.TSX

OREZONE AND CORONATION TO MERGE
Focus is on the development of a 1.5 million ounce gold resource in Burkina Faso

OREZONE RESOURCES INC. (ORZ.TSE) and Coronation International Mining Corporation (traded on Ofex in London) are pleased to announce that they have signed a letter of agreement to merge the two companies. The terms of the agreement allow the parties until April 22, 2002 to complete a definitive merger agreement of which several conditions include: due diligence, Orezone securing a C$2.0 million financing and the necessary regulatory and shareholder approvals.

Coronation holds title to the 1.5 moz Essakan gold project and is well established in Burkina Faso. Coronation also has an ongoing joint venture in Togo with Anglo American wherein Ambase Exploration (Togo) Limited, a wholly owned subsidiary, currently manages the exploration. Orezone has several advanced gold projects in Burkina Faso and Mali and is managed by an aggressive exploration and development group with a history of discovery successes in West Africa.

“We are very pleased with the dynamics of the merger,” said Ron Little, President and CEO for Orezone. “Both Orezone and Coronation have been active in this area for many years. We have complimentary strengths and a tremendous asset base that will accelerate our growth to become a producer or a take over target. The combined company will have greater access to funds and draw more attention from producing companies. Our goal is to leverage this new platform to further acquire other advanced projects in the region and to form exploration alliances with the senior producers.”

Suren Mirchandani, Managing Director of Coronation said, “I believe that both parties complement each other very well. Looking ahead, consolidation is the only way forward if we are to grow as a company and really progress in this market. The resurgence in the gold price and an increased market awareness in the mining sector makes this an opportune time to implement what is envisaged.”

Upon completion of the financing and the merger, Orezone expects to have approximately 67 million shares issued and outstanding.

For further information please contact:

Orezone Resources Inc. Ron Little, President and CEO 174 Cobourg St., Ottawa, ON, K1N 8H5 613 241 3699 or info@orezone.com website: www.orezone.com	Coronation International Mining Corporation
Suren Mirchandani, Managing Director
London Representative Office, Crown House
108 Aldersgate St., London, EC1A 4JQ
44 207 490 4290, or info@c-i-m-c.com
website: www.c-i-m-c.com